UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GWG HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

36192A 10 9

(CUSIP Number)

Craig Opp, General Counsel

220 South Sixth Street, Suite 1200

Minneapolis, MN 55402

(612) 746-1944

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 17, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-3 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,459,379 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,459,379 (1)
10. Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,459,379
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.5% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Subject to the restrictions in the Orderly Marketing Agreement, described in Item 6 of this Schedule 13D as filed on January 7, 2019 (the “Original Schedule”), the Trust Advisors of the trust have sole decision-making authority with respect to the trust, including joint voting power and dispositive power over the Shares.
(2)	Based upon 32,975,411 shares of common stock (the “Common Stock”) of GWG Holdings, Inc. (the “Issuer”) outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1 filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on April 16, 2019 (the “Schedule 14F-1”).

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-4 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,433,839 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,433,839 (1)
10. Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,433,839
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.4% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Subject to the restrictions in the Orderly Marketing Agreement, described in Item 6 of the Original Schedule, the Trust Advisors of the trust have sole decision-making authority with respect to the trust, including joint voting power and dispositive power over the Shares.
(2)	Based upon 32,975,411 shares of Common Stock of the Issuer outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-5 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,413,847 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,413,847 (1)
10. Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,413,847
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.3% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Subject to the restrictions in the Orderly Marketing Agreement, described in Item 6 of the Original Schedule, the Trust Advisors of the trust have sole decision-making authority with respect to the trust, including joint voting power and dispositive power over the Shares.
(2)	Based upon 32,975,411 shares of Common Stock of the Issuer outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-6 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,432,573 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,432,573 (1)
10. Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,432,573
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.4% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Subject to the restrictions in the Orderly Marketing Agreement, described in Item 6 of the Original Schedule, the Trust Advisors of the trust have sole decision-making authority with respect to the trust, including joint voting power and dispositive power over the Shares.
(2)	Based upon 32,975,411 shares of Common Stock of the Issuer outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-7 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,423,634 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,423,634 (1)
10. Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,423,634
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.3% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Subject to the restrictions in the Orderly Marketing Agreement, described in Item 6 of the Original Schedule, the Trust Advisors of the trust have sole decision-making authority with respect to the trust, including joint voting power and dispositive power over the Shares.
(2)	Based upon 32,975,411 shares of Common Stock of the Issuer outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: The LT-8 Exchange Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 2,433,539 (1)
8. Shared Voting Power: N/A
9. Sole Dispositive Power: 2,433,539 (1)
10. Shared Dispositive Power: N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,433,539
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.4% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Subject to the restrictions in the Orderly Marketing Agreement, described in Item 6 of the Original Schedule, the Trust Advisors of the trust have sole decision-making authority with respect to the trust, including joint voting power and dispositive power over the Shares.
(2)	Based upon 32,975,411 shares of Common Stock of the Issuer outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: Jeffrey S. Hinkle, as Trust Advisor to each of the Seller Trusts
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: N/A
8. Shared Voting Power: 25,913,516 (1) (2)
9. Sole Dispositive Power: N/A
10. Shared Dispositive Power: 25,913,516 (1) (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,913,516 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 78.6% (3)
14.	Type of Reporting Person: IN

(1)

Includes (i) 1,340,789 shares of Common Stock held in The LT-1 Exchange Trust; (ii) 1,339,983 shares of Common Stock held in The LT-2 Exchange Trust; (iii) 2,459,379 shares of Common Stock held in The LT-3 Exchange Trust; (iv) 2,433,839 shares of Common Stock held in The LT-4 Exchange Trust; (v) 2,413,847 shares of Common Stock held in The LT-5 Exchange Trust; (vi) 2,432,573 shares of Common Stock held in The LT-6 Exchange Trust; (vii) 2,423,634 shares of Common Stock held in The LT-7 Exchange Trust; (viii) 2,433,539 shares of Common Stock held in The LT-8 Exchange Trust; (ix) 387,654 shares of Common Stock held in The LT-9 Exchange Trust; (x) 77,129 shares of Common Stock held in The LT-12 Exchange Trust; (xi) 195,754 shares of Common Stock held in The LT-14 Exchange Trust; (xii) 61,235 shares of Common Stock held in The LT-15 Exchange Trust; (xiii) 882,872 shares of Common Stock held in The LT-16 Exchange Trust; (xiv) 37,745 shares of Common Stock held in The LT-17 Exchange Trust; (xv) 78,526 shares of Common Stock held in The LT-18 Exchange Trust; (xvi) 215,759 shares of Common Stock held in The LT-19 Exchange Trust; (xvii) 4,413 shares of Common Stock held in The LT-20 Exchange Trust; (xviii) 533,121 shares of Common Stock held in The LT-21 Exchange Trust; (xix) 533,119 shares of Common Stock held in The LT-22 Exchange Trust; (xx) 1,407,152 shares of Common Stock held in The LT-23 Exchange Trust; (xxi) 1,407,151 shares of Common Stock held in The LT-24 Exchange Trust; (xxii) 1,407,152 shares of Common Stock held in The LT-25 Exchange Trust; and (xxiii) 1,407,151 shares of Common Stock held in The LT-26 Exchange Trust (collectively, the “Seller Trusts”). The Trust Advisors have no pecuniary interest in these shares of Common Stock held by the Seller Trusts.

(2)	Subject to the restrictions in the Orderly Marketing Agreement, described in Item 6 of the Original Schedule, the Trust Advisors have sole decision-making authority with respect to each of the Seller Trusts, including joint voting power and dispositive power over the shares of Common Stock held by each of the Seller Trusts.
(3)	Based upon 32,975,411 shares of Common Stock of the Issuer outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1.

CUSIP No.: 36192A 10 9

1.	Name of Reporting Person: Murray T. Holland, as Trust Advisor to each of the Seller Trusts
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: N/A
8. Shared Voting Power: 25,913,516 (1) (2)
9. Sole Dispositive Power: N/A
10. Shared Dispositive Power: 25,913,516 (1) (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,913,516 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 78.6% (3)
14.	Type of Reporting Person: IN

(1)

Includes (i) 1,340,789 shares of Common Stock held in The LT-1 Exchange Trust; (ii) 1,339,983 shares of Common Stock held in The LT-2 Exchange Trust; (iii) 2,459,379 shares of Common Stock held in The LT-3 Exchange Trust; (iv) 2,433,839 shares of Common Stock held in The LT-4 Exchange Trust; (v) 2,413,847 shares of Common Stock held in The LT-5 Exchange Trust; (vi) 2,432,573 shares of Common Stock held in The LT-6 Exchange Trust; (vii) 2,423,634 shares of Common Stock held in The LT-7 Exchange Trust; (viii) 2,433,539 shares of Common Stock held in The LT-8 Exchange Trust; (ix) 387,654 shares of Common Stock held in The LT-9 Exchange Trust; (x) 77,129 shares of Common Stock held in The LT-12 Exchange Trust; (xi) 195,754 shares of Common Stock held in The LT-14 Exchange Trust; (xii) 61,235 shares of Common Stock held in The LT-15 Exchange Trust; (xiii) 882,872 shares of Common Stock held in The LT-16 Exchange Trust; (xiv) 37,745 shares of Common Stock held in The LT-17 Exchange Trust; (xv) 78,526 shares of Common Stock held in The LT-18 Exchange Trust; (xvi) 215,759 shares of Common Stock held in The LT-19 Exchange Trust; (xvii) 4,413 shares of Common Stock held in The LT-20 Exchange Trust; (xviii) 533,121 shares of Common Stock held in The LT-21 Exchange Trust; (xix) 533,119 shares of Common Stock held in The LT-22 Exchange Trust; (xx) 1,407,152 shares of Common Stock held in The LT-23 Exchange Trust; (xxi) 1,407,151 shares of Common Stock held in The LT-24 Exchange Trust; (xxii) 1,407,152 shares of Common Stock held in The LT-25 Exchange Trust; and (xxiii) 1,407,151 shares of Common Stock held in The LT-26 Exchange Trust. The Trust Advisors have no pecuniary interest in these shares of Common Stock held by the Seller Trusts.

(2)	Subject to the restrictions in the Orderly Marketing Agreement, described in Item 6 of the Original Schedule, the Trust Advisors have sole decision-making authority with respect to each of the Seller Trusts, including joint voting power and dispositive power over the shares of Common Stock held by each of the Seller Trusts.
(3)	Based upon 32,975,411 shares of Common Stock of the Issuer outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1.

Item 1.	Security and Issuer

This Amendment No. 1 (the “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on January 7, 2019 (as amended, this “Schedule 13D”) with respect to the common stock, $0.001 par value (the “Common Stock”) of GWG Holdings, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 220 South Sixth Street, Suite 1200, Minneapolis, MN 55402. Unless specifically amended hereby, the disclosure set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

(a)	No amendments hereto.

(b)	No amendments hereto.

(c)	No amendments hereto.

(d)-(e)	No amendments hereto

(f)	No amendments hereto.

Item 3.	Source and Amount of Funds or Other Consideration

No amendment hereto.

Item 4.	Purpose of Transactions

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

As reported by the Issuer in its Schedule 14F-1, in connection with the consummation of the Purchase Agreement (as defined and more fully described in Item 6 below) and the transactions contemplated therein, it is intended by the parties thereto that (i) the Stockholders Agreement (as described in Item 6 of the Orignal Schedule), to which each of the Seller Trusts is a party, shall be terminated by mutual agreement of the Issuer and the Seller Trusts, and (ii) each of the Seller Trusts shall release any and all claims against the Issuer that any of them may have. None of the Seller Trusts nor the Issuer is a party to the Purchase Agreement. However, upon and subject to the proposed termination of the Stockholders Agreement, there will be no further restrictions on the voting rights of the Seller Trusts or the Trust Advisors with respect to the Common Stock of the Issuer. As a result, the Trust Advisors (who have joint, and not several, voting and dispositive power on behalf of the Seller Trusts) will be able to freely vote shares of Common Stock representing 78.6% of the Issuer’s outstanding share capital and will, therefore, have voting control over the Issuer and will be able to exert significant influence over all of the Issuer’s corporate activities. In addition, under the terms of the Purchase Agreement, it is expected that Murray T. Holland, who serves as a Trust Advisor to the Seller Trusts, will be appointed by the Board as interim Chief Executive Officer of the Issuer until a new full-time Chief Executive Officer is appointed.

Despite the control position that will be held by the Seller Trusts following consummation of the Purchase Agreement, and notwithstanding that Mr. Holland will also be serving as the Issuer’s interim Chief Executive Officer, the Trust Advisors jointly confirm on behalf of the Reporting Persons that, other than as described in or contemplated by the Purchase Agreement or the Issuer’s Schedule 14F-1, the Reporting Persons are not aware of, and do not otherwise have, any present plans which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (other than pursuant to the Orderly Marketing Agreement as described in Item 6 of the Original Schedule); (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)-(b)	The beneficial ownership percentage of the Reporting Persons is calculated based upon 32,975,411 shares of Common Stock of the Issuer outstanding as of April 10, 2019, based on information contained in the Schedule 14F-1.

Reporting Person	Amount beneficially owned	Percent of class	Sole Power to vote or direct the vote (1)	Shared power to vote or direct the vote (1)	Sole power to dispose or to direct the disposition of (1)	Shared power to dispose or to direct the disposition of (1)	Amount of beneficially owned securities subject to right to acquire
The LT-3 Exchange Trust	2,459,379	7.5%	2,459,379	N/A	2,459,379	N/A	N/A
The LT-4 Exchange Trust	2,433,839	7.4%	2,433,839	N/A	2,433,839	N/A	N/A
The LT-5 Exchange Trust	2,413,847	7.3%	2,413,847	N/A	2,413,847	N/A	N/A
The LT-6 Exchange Trust	2,432,573	7.4%	2,432,573	N/A	2,432,573	N/A	N/A
The LT-7 Exchange Trust	2,423,634	7.3%	2,423,634	N/A	2,423,634	N/A	N/A
The LT-8 Exchange Trust	2,433,539	7.4%	2,433,539	N/A	2,433,539	N/A	N/A
Jeffrey S. Hinkle, as Trust Advisor to each of the Seller Trusts	25,913,516	78.6%	N/A	25,913,516	N/A	25,913,516	N/A
Murray T. Holland, as Trust Advisor to each of the Seller Trusts	25,913,516	78.6%	N/A	25,913,516	N/A	25,913,516	N/A

(1)	The Shares are subject to restrictions on transfer under an Orderly Marketing Agreement, as more fully described in Item 6 of the Original Schedule.

(c)	None.

(d)

The beneficiaries of the Trusts do not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Trusts.

Except as otherwise set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by the addition of the following:

Proposed Transactions Impacting the Reporting Persons

As reported by the Issuer in its Schedule 14F-1, on April 15, 2019, Jon R. Sabes, the Issuer’s Chief Executive Officer and a director, and Steven F. Sabes, the Issuer’s Executive Vice President and a director, entered into a Purchase and Contribution Agreement (the “Purchase Agreement”) with The Beneficient Company Group, L.P. (“Beneficient”), Beneficient Company Holdings, L.P., an affiliate of Beneficient (“BEN Holdings”), and AltiVerse Capital Markets, L.L.C (“AltiVerse”), among others. Pursuant to the Purchase Agreement, Messrs. Jon and Steven Sabes have agreed to sell and transfer all 3,952,155 of the shares of the Issuer’s outstanding Common Stock held directly and indirectly by them to BEN Holdings and AltiVerse (approximately 12% of the Issuer’s outstanding Common Stock in the aggregate). The Purchase Agreement contemplates the completion of certain other transactions in connection with the consummation of the sale (collectively, the “Proposed Transactions”), including (i) amendment of the Issuer’s bylaws to provide for a Board comprised of up to 13 directors, (ii) resignation of the current directors of the Issuer effective upon the closing of the Purchase Agreement, and (iii) the appointment to the vacancies on the Issuer’s Board of the individuals designated by BEN Holdings such that the Board will be comprised solely of BEN Holdings’ designees. None of the Seller Trusts, including the Reporting Persons, are a party to the Purchase Agreement.

However, in connection with the Proposed Transactions, the parties thereto have made it known to the Seller Trusts, including the Reporting Persons, that the parties intend that the Issuer will enter into an agreement with the Seller Trusts to terminate the Stockholders Agreement, the terms of which are described in the Original Schedule and, in connection therewith, the Seller Trusts, and each of them, are expected to provide a full release of any and all claims they may have against the Issuer. Under the terms of the Stockholders Agreement, the Seller Trusts agreed to vote all of their shares of the Issuer’s Common Stock in proportion with the votes cast by all other holders of the Issuer’s Common Stock. The Trust Advisors have sole decision-making authority with respect to each of the Seller Trusts, and the Trust Advisors have joint, and not several, voting power and dispositive power with the other Trust Advisor with respect to the shares of Common Stock held by each of the Seller Trusts. As noted under Item 4 above, the Purchase Agreement also contemplates that after completion of the Proposed Transactions, the parties will seek to cause the appointment of Murray T. Holland, a Trust Advisor of the Seller Trusts, as interim Chief Executive Officer of the Issuer.

Assuming consummation of the Proposed Transactions and the entry by the Seller Trusts into an agreement with the Issuer for termination of the Stockholders Agreement (the form and substance of which (if any) will be filed in a subsequent amendment hereto), the Trust Advisors (including Mr. Holland), jointly, will be able to freely vote the shares of Common Stock held by the Seller Trusts, representing 78.6% of the Issuer’s outstanding share capital. As a result, the Trust Advisors, jointly, on behalf of the Seller Trusts, will have voting control over the Issuer and will be able to exert significant influence over all of the Issuer’s corporate activities,

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement dated December 7, 2018, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to Schedule 13D, as filed by the Reporting Persons on January 7, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2019

THE LT-3 EXCHANGE TRUST THE LT-4 EXCHANGE TRUST THE LT-5 EXCHANGE TRUST THE LT-6 EXCHANGE TRUST THE LT-7 EXCHANGE TRUST THE LT-8 EXCHANGE TRUST

By:	/s/ Jeffrey S. Hinkle
Name:	Jeffrey S. Hinkle
Title:	Trust Advisor

By:	/s/ Murray T. Holland
Name:	Murray T. Holland
Title:	Trust Advisor

MURRAY T. HOLLAND

/s/ Murray T. Holland
Murray T. Holland, as Trust Advisor to the Seller Trusts

JEFFREY S. HINKLE

/s/ Jeffrey S. Hinkle
Name:	Jeffrey S. Hinkle, as Trust Advisor to the Seller Trusts